SEC 11016960 IISSION

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SEC Mail Processing Section

FEB 25 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFC Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bay Club Drive, Apt. 4LE
(No. and Street)

Bayside (City) NY (State) 11360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Sumner (212) 928-1930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sumner, Neil
(Name – *if individual, state last, first, middle name*)

115 West 29th St., Ste 603 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFC Equities, LLC of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Samuel Weiss

Signature

Member

Title

2-24-11

Notary Public

FRANK PENNISI
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01PE6225820
My Commission Expires 07-26-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]
2) Rule 17a-5(b) [ ] [17]
3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]
5) Other [ ] [26]

NAME OF BROKER-DEALER: CFC Equities, LLC [13]

SEC FILE NO.: 8-22338 [14]

FIRM I.D. NO.: 11-3579179 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2 Bay Club Drive, Apt. 4LE [20]
(No. and Street)

Bayside [21] NY [22] 11360 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/10 [24]

AND ENDING (MM/DD/YY): 12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Sumner [30]

(Area Code) — Telephone No. (212) 938-1930 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24 day of February 2011

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2)
Principal Financial Officer or Partner

3)
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sumner, Neil [70]

ADDRESS

115 W. 29th Street, #603 [71]	New York [72]	New York [73]	10001-5060 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

CFC Equities, LLC

Financial Statements Pursuant to Rule 17a-5 and Independent Auditor's Report
For the Year Ended December 31, 2010

CFC Equities, LLC

Contents

December 31, 2010

SUMNER CPA

P:212-938-1930
F:212-695-4434
www.sumnercpa.com

INDEPENDENT AUDITOR'S REPORT

Mr. Samuel Weiss, Sole Member
CFC Equities, LLC
2 Bay Club Drive, # 4LE
Bayside, NY 11360

I have audited the accompanying statement of financial condition of CFC Equities, LLC, a single member limited liability company (the Company) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects the financial position of CFC Equities, LLC as of December 31, 2010 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 18, 2011

Neil Sumner CPA
NEIL SUMNER, CPA

115 West 29th Street – Suite 603 – New York, NY 10001-5060

CFC Equities, LLC
Statement of Financial Condition
Year Ended December 31, 2010

Assets

Cash	249,337
Commission receivables from investment companies	5,988
Equipment (net of accumulated depreciation $1,245)	138
Total assets	$255,463

Liabilities and Member's Equity

Accrued expenses and other liabilities	745
Total liabilities	745
Member's equity	254,718
Total liabilities and member's equity	$255,463

See notes to financial statements.

CFC Equities, LLC
Statement of Income
Year Ended December 31, 2010

Revenues:	
Commissions from sale of investment company shares	75,450
Sale of customer list	132,909
Interest income	19
Total revenues	$208,378
Expenses:	
Regulatory fees	5,326
Legal and other professional fees	5,660
Selling expenses	6,085
Transportation	3,062
Insurance	3,986
Office & postage	9,400
Telephone	1,932
Depreciation	277
Total expenses	$35,728
Net Income	$172,650

See notes to financial statements.

CFC Equities, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:	
Commissions received from investment companies	83,264
Interest received	19
Operating expenses	(35,206)
Sale of customer list	132,909
Net cash provided by operating activities	180,986
Cash flows from financing activities:	
Withdrawals by member	(51,623)
Net cash used in financing activities	(51,623)
Net increase in cash	129,363
Cash and cash equivalents - beginning of year	119,974
Cash and cash equivalents - end of year	249,337
Reconciliation of net income to net cash provided by (used in) operating activities:	
Net income	172,650
Adjustment to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	277
Decrease (increase) in	
Commission receivables from investment companies	7,814
Increase (decrease) in	
Accrued expenses and other liabilities	245
Net cash provided by operating activities	180,986

See notes to financial statements.

CFC Equities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2010

Member's equity, January 1, 2010	$133,691
Add: Net Income	172,650
Less: Distributions	(51,623)
Member's Equity, December 31, 2010	$254,718

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2010

Balance, January 1, 2010	$-0-
Increases and (decreases)	-0-
Balance, December 31, 2010	$-0-
Balance, December 31, 2009	

See notes to financial statements.

Organization and Nature of Business

CFC Equities, LLC (the "Company") is a broker-dealer registered with the SEC and the FINRA. The Company is a single member LLC established under the laws of the State of New York on December 6, 2000 with a dissolution date of 2030. The operations of the Company primarily consist of selling investment company shares to customers and receiving commission from the investment companies.

Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission revenues and related expenses are recorded on a trade-date basis as investment company shares are purchased.

Income Taxes

The Company as a single member LLC is a disregarded entity for federal income tax purposes. Income tax related to Company's net income is assessed to the sole member of the LLC and is reported by the member on the member's individual tax returns.

The Company adopted FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, as of January 1, 2009. FIN 48 has subsequently been codified in Topic 740 in FASB Accounting Standards Codification. There was no impact of adopting FIN 48 on the Company's financial statements. The Company has no liability for uncertain tax positions under FIN 48 as of December 31, 2010.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less, that arc not held for sale in the ordinary course of business.

Assignment of Customer Accounts

In April, 2010 the Company entered into an agreement with a licensed representative of a prominent broker dealer to assign its client accounts over a one year period. As a result the Company transferred approximately $20 million of its client accounts and realized $132,909 from the assignment as shown on the attached Statement of Income. The Company has committed itself to transfer $23,535,969 in client accounts. Should it fail to meet this amount at the expiration of the contract, it may have to refund some of the monies received. Should it exceed this amount the Company may realize additional income from the Agreement. As of December 31, 2010, the Company had approximately $11,950,000 remaining under management.

Concentrations of credit and other risks

The Company transacts with a commercial bank and cash balances held at the bank may from time to time exceed federally insured limits.

As outlined in the preceding footnote, the Company entered into a sales agreement of its customer list with an individual and company representing a well known broker-dealer. As a result of the transfer of the customer list to the new buyer, the Company's commission revenue has been sharply reduced and concentrated among several investment companies, one of which accounts for more than 40% of total revenues. As a result of the sales agreement the Company does have some client account as of December 31, 2010, that has assets under company's management that exceed 10% of total assets managed by Company.

Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the SEC Uniform Net Capital Rule (SEC Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is exempt from SEC Rule 15c3-3 as it does not carry customers' accounts.

At December 31, 2010, the Company had net capital of $248,591 which was $243,591 in excess of its required net capital of $5,000. The Company's net capital ratio was .003 to 1.

Subsequent Events

Management has evaluated through February 18 2011, for recognition and disclosure of subsequent events, which is also the date when the financial statements have been issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010

CFC Equities, LLC
Computation of Net Capital
December 31, 2010

Total ownership equity from Statement of Financial Condition		$254,718
Less: Non-allowable assets		($6,127)
Net Capital before haircuts		$248,591
Less: Haircut on securities		$0
Net Capital		$248,591
Net capital requirement, being greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required (6.67% of aggregate indebtedness $745)	$50	$5,000
Excess net capital		$243,591

Computation of Aggregate Indebtedness

Total liabilities per Statement of Financial Condition	$745
Total aggregate indebtedness	$745
Percentage of aggregate indebtedness to net capital	0.2997%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0.2988%

See notes to financial statements.

CFC Equities, LLC
Reconciliation of Net Capital with Focus Report
December 31, 2010

Net capital as reported	$248,987
Audit adjustments:	
Deduct: Increase in accrued Expenses	(396)
Net capital - Accrual basis, audited report	$248,591

See notes to financial statements.

SUMNER CPA

P:212-938-1930
F:212-695-4434
www.sumnercpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Mr. Samuel Weiss, Sole Member
CFC Equities, LLC
2 Bay Club Drive, # 4LE
Bayside, NY 11360

In planning and performing our audit of the financial statements of CFC Equities, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in

the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 18, 2011

Neil Sumner CPA
NEIL SUMNER, CPA